EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-82081 of Flowserve Corporation of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the Flowserve Corporation Retirement Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, which appear in the December 31, 2010 Annual Report on Form 11-K of the Flowserve Corporation Retirement Savings Plan.

/s/ Whitley Penn LLP

Whitley Penn LLP
Fort Worth, Texas
June 23, 2011